UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd

(Translation of registrant’s name into English)

No.1018 Haihe Road, Dushangang Town,

Pinghu City, Jiaxing, Zhejiang Province,

China, 314205

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed in the Current Report on Form 6-K of Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on December 12, 2025,  at an extraordinary general meeting held on December 8, 2025 (the “Meeting”), the shareholders approved a reverse split of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares, at a ratio of not less than 1-for-2 and not more than 1-for-250, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders, and authorize the Board of Directors to implement such reverse split at its discretion at any time prior to the one-year anniversary of the Meeting.

On March 24, 2026, the Board of Directors of the Company approved a reverse split of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares at a ratio of one-for-thirty (1-for-30) (the “Reverse Stock Split”).

The Reverse Stock Split will reduce the number of outstanding Class A ordinary shares of the Company from approximately 18,897,500 shares to approximately 629,167 shares and will reduce the number of outstanding Class B ordinary shares of the Company from approximately 16,000,000 shares to approximately 533,333 shares. Every thirty (30) outstanding Class A ordinary shares will be combined into and automatically become one post-Reverse Stock Split Class A ordinary share. Every thirty (30) outstanding Class B ordinary shares will be combined into and automatically become one post-Reverse Stock Split Class B ordinary share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A ordinary share or Class B ordinary share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. As a result of the Reverse Stock Split, the par value of the Class A ordinary shares and Class B ordinary shares will be increased to $0.0000375 per share and the number of authorized ordinary shares will be reduced to 2,083,333,334 ordinary shares, comprising of 1,666,666,667 Class A ordinary shares and 416,666,667 Class B ordinary shares.

Upon the opening of the market on April 13, 2026, the Company’s Class A ordinary shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Reverse Stock Split basis under the current symbol “HCAI”. The new CUSIP number following the Reverse Stock Split is G4645R122.

The Company believes that the Reverse Stock Split is in the best interest of the Company and its shareholders and is being undertaken for proper corporate purposes.

In connection with the Reverse Stock Split, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value. Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of such amended and restated memorandum and articles of association.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated April 8, 2026 titled “Huachen AI Parking Management Technology Holding Co., Ltd Announces 1-for-30 Reverse Stock Split Effective April 13, 2026”

Exhibit Index

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association
99.1	Huachen AI Parking Management Technology Holding Co., Ltd Announces 1-for-30 Reverse Stock Split Effective April 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2026	Huachen AI Parking Management Technology Holding Co., Ltd,

	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

2